December 28, 2017

VIA EDGAR

Mr. Hugh West Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated June 7, 2017
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-13459

Dear Mr. West:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated June 7, 2017 (the “Comment Letter”), relating to the Company’s 2016 Annual Report on Form 10-K filed with the Commission on February 24, 2017 (our “2016 Form 10-K”).

We previously submitted a response letter to the Staff on June 16, 2017 (the “Initial Response Letter”). Subsequent to that submission, we have had telephonic conversations with the Staff, beginning with a call on November 17, 2017, regarding Comments 1 and 5 of the Comment Letter. As discussed below, this letter includes supplemental responses to those comments to provide additional information to the Staff based on our conversations. For your convenience, Comments 1 and 5 as set forth in the Comment Letter have been reproduced herein, with our supplemental responses immediately following each comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Aggregate Revenue, page 21

1. Comment: We note that you present a discussion and analysis of aggregate revenues which includes the revenue from consolidated affiliates as well as equity method revenue. Although we do not object to your presentation and discussion of equity method revenue as you have done throughout your MD&A (e.g. pages 19, 26, and 27), the aggregation of your U.S. GAAP revenues and revenues generated from your equity method affiliates (which is reported as a component of income from equity method investments outside of operating income) is confusing and could be viewed as misleading. Please revise to

Mr. Hugh West
December 28, 2017

remove all references to this measure from your future filings (including future earnings releases and earnings calls).

Supplemental Response:

As discussed in the Initial Response Letter, we introduced a new operating measure in our 2016 Form 10-K, which we referred to as “aggregate revenue.” This operating measure combines the total asset and performance based fees of all of our Affiliates on an aggregate basis, regardless of the accounting treatment of an Affiliate. We believe this operating measure has become increasingly important because it provides management and investors with a more comprehensive view of the operating performance and material trends across our entire business. As discussed with the Staff subsequent to our Initial Response Letter, in future filings we will rename the measure “aggregate fees,” to better distinguish this operating measure from our U.S. GAAP revenue and other financial performance measures.

We have included below revised portions of the Executive Overview section of our MD&A from our 2016 Form 10-K, to illustrate how we intend to present aggregate fees in future filings, with textual changes marked for your convenience. For ease of reference, we have identified the location of the disclosure by reference to the EDGAR version of our 2016 Form 10-K.

Paragraph 5 of our Executive Overview on page 18 of our 2016 Form 10-K:

~~Whether we account for an Affiliate on a consolidated or equity method basis of accounting, w~~We generally maintain the same partnership approach, provide support and assistance in substantially the same manner, and our operating model is generally the same for all of our Affiliates. Furthermore, all of our Affiliates are impacted by similar marketplace factors and operational trends~~, which may not be observable when analyzing the financial results of consolidated and equity method Affiliates separately~~. Therefore, we believe our aggregate operating measures of assets under management, average assets under management and aggregate ~~revenue~~ fees, ~~each of~~ which incorporate~~s~~ the assets under management and fees ~~revenues~~ of all of our Affiliates, ~~regardless of the accounting treatments,~~ have become increasingly important in providing management and investors with a more comprehensive view of the operating performance and material trends across our entire business. ~~Aggregate revenue is calculated by combining the Revenue our consolidated Affiliated with equity method revenue. We discuss both Revenue and equity method revenue in our Results of Operations.~~

Table of key operating measures on the top of page 19 of our 2016 Form 10-K:

(in billions, except as noted)	2015	2016	% Change
Assets under management	$611.3	$688.7	13%
Average assets under management	623.9	655.6	5%

Aggregate fees (in millions)(1)	$4,140.1	$4,296.3	4%
~~Consolidated Affiliate average assets under management~~	~~$ 396.4~~	~~$ 373.4~~	~~(6~~	~~)%~~
~~Equity method Affiliate average assets under management~~	~~227.5~~	~~282.2~~	~~24~~	 ~~%~~

~~Revenue (in millions)~~	~~$ 2,484.5~~	~~$ 2,194.6~~	~~(12~~	~~)%~~
~~Equity method revenue (in millions)(1)~~	~~1,655.6~~	~~2,101.7~~	~~27~~	 ~~%~~

Mr. Hugh West
December 28, 2017

__________________________

(1)
Aggregate fees incorporate the total asset and performance based fees of all of our Affiliates. Aggregate fees is an operating measure and provided in addition to, but not as a substitute for, our financial performance measures. ~~Equity method revenue consists of asset based and performance fees earned by our equity method Affiliates. It is not derived from and differs from the revenue of our equity method Affiliates reported in Note 14 to our Consolidated Financial Statements as it excludes asset based and performance fees of our equity method Affiliates prior to the date of closing of the respective investment and does not include investment income or loss from any sponsored investment products that may need to be consolidated by our equity method Affiliates under GAAP.~~

“Aggregate Revenue” section on page 21 in our 2016 Form 10-K:

Aggregate ~~Revenue~~ Fees

Aggregate fees incorporate the total asset and performance based fees of all of our Affiliates. Asset based fees include advisory and other fees earned by our Affiliates for services provided to their clients and are typically determined as a percentage of the value of a client’s assets under management. Performance fees are billed based upon investment performance, typically on an absolute basis or relative to a benchmark. Our ratio of asset based fees to average assets under management (“asset based fee ratio”) is calculated as asset based fees divided by average assets under management. Our asset based fee ratios may change as a result of new investments, client cash flows, market changes, foreign exchange or changes in contractual fees.

Our aggregate ~~revenue~~ fees ~~is~~ are generally determined by the level of our average assets under management, ~~and~~ the composition of our assets across our ~~distribution channels and~~ active return-oriented strategies and performance fees. Aggregate fees were $4,140.1 million in 2016, an increase of $156.2 million or 4%, consistent with the 5% increase in our average assets under management. The increase in our aggregate fees was primarily due the full-year impact of our 2015 and the impact of our 2016 investments in new Affiliates. This increase was partially offset by a moderate decline in our asset based fee ratio and a decline in performance fees. ~~The 5% increase in our average assets under management in 2016 contributed to a 4% increase in our aggregate revenue. The increase in aggregate revenue was primarily due to an increase in equity method revenue of $446.1 million or 27%, principally due to an increase in average assets under management at equity method Affiliates.~~ In 2016, we made investments in several new Affiliates which ~~are accounted for under the equity method~~ primarily manage alternative strategies, and we continued to experience net client cash inflows into our alternative strategies and to a lesser extent multi-asset strategies. ~~at our equity method Affiliates. The increase in aggregate revenue was partially offset by a $289.9 million or 12% decrease in revenue at our consolidated Affiliates primarily due to a decrease in average assets under management at our consolidated Affiliates where~~ During the period, we also experienced outflows in our U.S. equity strategies and to a lesser extent global equity strategies. These outflows were principally in our Mutual Fund products which have higher fee rates and, therefore, not only contributed to a decrease in ~~consolidated Affiliate~~ average assets under management, but also resulted in a decrease in our asset based ~~revenue~~ fee ratio ~~(calculated by dividing aggregate revenue by average assets under management)~~. Our asset based ~~revenue~~ fee ratio also declined from a reduction in ~~asset based~~ fees related to renewal commissions as a result of a regulatory change affecting one of our UK-based Affiliates.

Mr. Hugh West
December 28, 2017

(j) Equity Investments in Affiliates, page 48

5. Comment: We note your disclosure related to equity method investments and that your share of the Affiliate’s revenue (without regard to expenses, or less certain agreed-upon expenses) is included in income from equity method investments within your consolidated statements of income (page 38). Please address the following:

•
Tell us why you classify your share of Affiliate’s revenue within your income from equity method investments versus classification within revenue. Provide us with the specific authoritative guidance you used to support your accounting treatment.

•	Tell us, and revise your disclosure in future filings to clarify, how you compute your share of earnings or losses from your equity method investees.

Supplemental Response:

Subsequent to our Initial Response Letter, we provided additional information to the Staff from one of our Affiliate operating agreements, to support our response to this comment, which was submitted under 17 C.F.R. §200.83. Based on our discussions with the Staff, we have furnished the relevant provisions of the agreement, relating to allocations and distributions, below:

Allocations.

4.2(c) Subject to Sections 4.2(f) and 4.3, all items of Company income and gain shall be allocated among the Members’ Capital Accounts at the end of every calendar quarter as follows:

(i)	first, to the AMG Member in an amount equal to . . . percent (. . %) of the Revenues From Operations for such calendar quarter;

(ii)
second, to the AMG Member until the AMG Member has been allocated income and gain under this Section 4.2(c)(ii) equal to the cumulative amount of loss and deduction allocated to the AMG Member under Section 4.2(d) in prior periods (if any); and

(iii)	third, to Holdings in an amount equal to all remaining items of such income and gain for such calendar quarter.

. . .

4.2(d) Subject to Sections 4.2(e), 4.2(f) and 4.3, all items of Company loss and deduction (other than those items in respect of a Section 197 Intangible) shall be allocated among the Members’ Capital Accounts at the end of every calendar quarter as follows:

(i)	first, to Holdings until its Capital Account (after giving effect to the allocations of income and gain for such calendar quarter under Section 4.2(c)) has been reduced to zero (0);

Mr. Hugh West
December 28, 2017

(ii)	second, to the AMG Member until its Capital Account has been reduced to zero (0); and

(iii)
third, among the Members as follows: (A) to the AMG Member, an amount equal to . . . percent ( . . %) of the aggregate amount of any remaining items of loss and deduction for such calendar quarter not allocated under Sections 4.2(d)(i) and 4.2(d)(ii), and (B) to Holdings, any remaining items of loss and deduction for such calendar quarter not allocated under Sections 4.2(d)(i), 4.2(d)(ii) and 4.2(d)(iii)(A).

. . .

Distributions.

5.1(a) Within thirty (30) days after the end of each calendar quarter, the Company shall, to the extent Distributable Cash is available therefor, and based on the unaudited financial statements for such calendar quarter prepared in accordance with Section 6.2(b), (i) first, distribute to the AMG Member an amount of cash equal to the items of income and gain allocated to the AMG Member pursuant to Section 4.2(c)(i) for such calendar quarter (plus any such amounts for any previous calendar quarter to the extent not previously distributed), and (ii) second, distribute to Holdings an amount of cash equal to the positive difference (if any) resulting from (A) the items of income and gain allocated to Holdings pursuant to Section 4.2(c)(iii) for such calendar quarter, minus (B) the items of loss and deduction allocated to Holdings pursuant to Section 4.2(d) for such calendar quarter (plus any such net amounts for any previous calendar quarter to the extent not previously distributed); provided, that, with respect to the final calendar quarter of each calendar year, the Company shall distribute only 95% of the income and gain for such calendar quarter that is attributable to Performance Fees pursuant to this Section 5.1(a).

5.1(b) On or prior to March 31st of each calendar year, the Company shall, based on the audited financial statements prepared in accordance with Section 6.2(b), distribute to the Members cash equal to the remaining amounts (if any) that were allocated to each such Member pursuant to Sections 4.2(c)(i) and 4.2(c)(iii) for such completed calendar year (less, in the case of Holdings, an amount equal to the items of loss and deduction allocated to Holdings pursuant to Section 4.2(d) for such completed Fiscal Year) but not previously distributed (including without limitation, the remainder of such income and gain that is attributable to Performance Fees) (plus any such net amounts from any previous calendar year to the extent not previously distributed), such distribution to be made in the order of priority provided for in clauses (i) and (ii) of Section 5.1(a), in all cases under this Section 5.1(b), to the extent Distributable Cash is available therefor.

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Mr. Hugh West
December 28, 2017

If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer

cc:	Michael R. Littenberg, Esq., Ropes & Gray LLP